                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*


                        O.I. Corporation
- -----------------------------------------------------------
                        (Name of Issuer)



              Common Stock, par value $.01 per share
- -----------------------------------------------------------
                  (Title of Class of Securities)


                         670-841-10-5
           -------------------------------------------
                         (CUSIP Number)



                            W.W. Botts,
                         O.I. Corporation,
                   151 Graham Road, P.O. Box 9010
                 College Station, Texas  77842-9010
- -----------------------------------------------------------
  Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                            5/11/95
- -----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)


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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because
of Rule 13d-1(b)(3) or (4), check the following box (   ) .

Check the following box if a fee is being paid with the statement ( ) . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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- -----------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gary D. Sides
- -----------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)   [    ]
    (b)   [    ]
- -----------------------------------------------------------
3.  SEC USE ONLY
- -----------------------------------------------------------
4.  SOURCE OF FUNDS*        00  (SEE ITEM 3)
- -----------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [  ]   [  ]
- -----------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
- -----------------------------------------------------------
NUMBER OF SHARES  7.  SOLE VOTING POWER 162,658 shares
                      -------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
                      (See Item 5 below)
OWNED BY EACH         -----------------------------------
                  9.  SOLE DISPOSITIVE POWER 162,658 shares
REPORTING             -------------------------------------
                 10.  SHARED DISPOSITIVE POWER
PERSON WITH           (See Item 5 below)
- -----------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     162,658 shares  (See Item 5 below)
- -----------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  [   ]            [   ]
- -----------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.95%
- -----------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     IN
- -----------------------------------------------------------

        AMENDMENT NO. 1 TO REPORT ON SCHEDULE 13D


Item 1.  SECURITY AND ISSUER

     This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of O.I.
Corporation, an Oklahoma corporation (the "Company"), which has its principal executive offices at 151 Graham
Road, P.O. Box 9010, College Station, Texas  77842-9010.

Item 2.  IDENTITY AND BACKGROUND

     This statement is filed by Gary D. Sides ("Sides") whose address is 2009 Sweetgum Drive, Birmingham, Alabama
35244.

     Sides is filing this amendment to reflect a change in the number of shares of Common Stock owned by him.

     During the last five years, Sides has not been a party to any proceeding or been subject to any judgment, decree or final order with respect to any federal or state securities laws.

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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Sides received 327,658 shares of Common Stock pursuant to the terms of a Stock Purchase Agreement dated
January 4, 1994 (the "Agreement") by and among the
Company, Sides and the other shareholders of CMS Research
Corporation, an Alabama corporation ("CMS"). Pursuant to the terms of the Agreement, CMS shareholders sold all of their shares of CMS to the Company in exchange for the issuance to the shareholders of CMS of 650,000 shares of Common Stock of the Company. On May 11, 1995, Sides sold
165,000 of the shares originally received by him pursuant to the Agreement, resulting in the share ownership reflected in Item 5 below.

Item 4.  PURPOSE OF TRANSACTION

     Sides purchased the shares of Common Stock reported herein solely for the purpose of investment. Sides may make additional purchases of Common Stock either in the open market or in private transactions depending on the Company's business, prospects and financial condition, the market for the Common Stock, general economic conditions, money and stock market conditions and other future developments. Additionally, Sides has been granted options to purchase 20,000 shares of Common Stock pursuant to the Company's employee stock option plan. The first of these shares will vest in 1996 with the remainder vesting according to a schedule over the next five years (1996, 20%; 1997, 40%; 1998, 60%; 1999, 100%).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER


         (a) & (b)

    Reporting Person      Beneficially Owned      of Class
    ----------------      ------------------      --------
     Gary D. Sides              162,658             3.95%


     (c)  Not applicable.

     (d) Sides does not beneficially own any Common Stock of the Company except as set forth above. To the best of the knowledge of Sides, no persons other than himself has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER

     Sides has received options to purchase 20,000 shares of the Company's Common Stock pursuant to the Company's employee stock option plan. See Item 4.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     N/A


                       SIGNATURE


     After reasonable inquiry and to the best of any knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 1995





                                /s/  Gary D. Sides
                              ----------------------------
                                     Gary D. Sides